[FutureFuel Corp. logo]

8235 Forsyth Blvd. - 4th Floor
St. Louis, Missouri 63105




                                 June 26, 2007

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

         RE:  FUTUREFUEL CORP. FORM 10-12G
              FILED APRIL 24, 2007
              FILE NO. 0-52577

Dear Mr. Reynolds:

         By letter dated June 11, 2007, the Commission provided comments on the Form 10-12G filed with the Commission on April 24, 2007. Set forth below in bold print are such comments followed by responses from FutureFuel Corp. (the "Company") thereto in regular print.

BUSINESS, PAGE 1
----------------

1. THE DISCLOSURE IN THIS SECTION INCLUDES INDUSTRY STATISTICS, REPRESENTATIONS CONCERNING YOUR PRODUCTS, AND SEVERAL COMPANY BELIEFS. THE FACTUAL BASIS FOR YOUR STATISTICS, REPRESENTATIONS, BELIEFS, UNDERSTANDINGS, ESTIMATES AND OPINIONS IN THIS SECTION AND THROUGHOUT THE FILING SHOULD BE DISCLOSED. THIS IS PARTICULARLY TRUE FOR STATISTICS, SCIENTIFIC ASSERTIONS AND PROJECTIONS. WHERE THE BASES FOR SUCH DISCLOSURES ARE STUDIES, REPORTS, EXPERIMENTS OR TESTS, PLEASE:

         - IDENTIFY WITH SPECIFICITY THE SOURCE OF SUCH DATA OR THE IDENTITY OF THE PARTY PERFORMING THE EXPERIMENTS AND THE NAME AND DATE OF ANY PUBLICATION,

         - DISCLOSE ANY RELATIONSHIP THAT YOU MAY HAVE TO THE PUBLISHER OF THE DOCUMENTS, THE SOURCE OF INFORMATION, AND/OR THE PARTY PERFORMING THE EXPERIMENT, AND

         -     DESCRIBE THE NATURE AND DATE OF THE STUDIES OR EXPERIMENTS.

         We have revised the disclosure to provide references to materials that provide a basis for the statements made. See generally pages 1-33. Further, pursuant to your request, additional references have been added throughout the amended Registration Statement.

GENERAL DEVELOPMENT OF THE BUSINESS, PAGE 1
-------------------------------------------

2. PLEASE EXPAND TO DISCLOSE THE PRINCIPAL TERMS OF THE ACQUISITION OF EASTMAN SE AND EXPLAIN HOW THE ACQUISITION TERMS WERE SET, INCLUDING THE NAMES OF THE PARTIES INVOLVED IN NEGOTIATING THOSE TERMS.

         The principal terms of the acquisition of Eastman SE, Inc. have been included. We have also explained how the acquisition terms were set, including the names of the parties involved in negotiating those terms. See pages 1-4.

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
June 26, 2007
Page 2


PLAN OF OPERATION FOR THE CONSOLIDATED COMPANY, PAGE 3
------------------------------------------------------

3. PLEASE DISCLOSE THE ANTICIPATED TIME SCHEDULE FOR COMPLETING EACH OF THE SIX CORE INFRASTRUCTURE PROJECTS YOU HAVE IDENTIFIED AND PLAN TO EXECUTE TO PURSUE YOUR BUSINESS STRATEGY OF BUILDING UPON AND EXPANDING THE COMPANY'S ACQUIRED OPERATIONS. YOUR REFERENCE TO "SCHEDULED TIMETABLES" IN THE LAST SENTENCE OF THE SECOND PARAGRAPH OF THIS SECTION IS NOTED. PLEASE EXPAND MD&A TO QUANTIFY AND DISCUSS THE ANTICIPATED COSTS INVOLVED IN THESE PROJECTS, TO THE EXTENT NOT PRESENTLY DISCLOSED.

         The time schedules have been disclosed and the MD&A has been expanded to quantify and discuss the anticipated costs involved in these projects. See pages 6-7.

FUTUREFUEL CHEMICAL COMPANY, PAGE 5
-----------------------------------

4. WE ALSO NOTE IN THE SEVENTH PARAGRAPH THAT "WHEN MARKET CONDITIONS SUPPORT SUCH AN INCREASE" YOU WILL INCREASE PRODUCTION CAPACITY OF BIODIESEL WITHIN FUTUREFUEL. EXPLAIN MARKET AND ECONOMIC FACTORS YOU WILL CONSIDER IN CONJUNCTION WITH YOUR DECISION AND PROVIDE A PROGRESS REPORT TO DATE. ALSO, WE NOTE YOUR CONCURRENT EFFORTS TO SEEK TO ENHANCE MARGINS. PLEASE REVISE TO CLARIFY HOW YOU INTEND TO GENERATE INCREASED VOLUME, IN ADDITION TO THE OTHER FOUR CATEGORIES (INCLUDING THE VALUE-ENHANCING APPLICATIONS FOR GLYCERIN CO-PRODUCT FROM THE BIODIESEL MANUFACTURING PROCESS) YOU INTEND TO HAVE IMPACT UPON AS STATED IN THE LAST PARAGRAPH OF THIS SECTION.

         Since the filing of our Registration Statement, we have recommenced the expansion of our biodiesel manufacturing capacity, as reflected in the amended Registration Statement. We have also included the market and economic factors that we considered in connection with this decision. We also clarified that volume increases, as well as the other four categories, were discussed in greater detail in subsequent provisions of the Registration Statement. See page 7.

BIOFUELS BUSINESS SEGMENT, PAGE 6
---------------------------------

BIOETHANOL, PAGE 7
------------------

5. IN THE FIRST PARAGRAPH, YOU DISCLOSE THAT THIS TECHNOLOGY IS IN PILOT TESTING. PLEASE REVISE TO INCLUDE MORE INFORMATION ON THE STATUS OF THIS TESTING EFFORT, INCLUDING THE PILOT COMMENCEMENT DATE, THE TESTING AND RESULTS TO DATE, THE COSTS INVOLVED AND EXPECTED TERMINATION DATE. ALSO INCLUDE THE ESTIMATED COMMENCEMENT DATE FOR COMMERCIALIZATION, IF DETERMINABLE.

         The Registration Statement has been revised to include more information on the status of this testing effort, including the pilot commencement date as well as the costs involved. Neither the termination date nor the estimated commencement date for commercialization are determinable at this time, and we have so stated in the amended Registration Statement. See pages 11-13.

6. PLEASE IDENTIFY THE SOURCES OF THE DISCLOSURE IN THE THIRD PARAGRAPH PERTAINING TO THE SEVERAL MAJOR AND START-UP ENZYME MANUFACTURERS, INCLUDING THE SOURCE NAMES, NAMES AND DATES OF PUBLICATION, AS APPLICABLE. ALSO, DISCLOSE WHETHER OR NOT SUCH INFORMATION IS PUBLICLY AVAILABLE OR AVAILABLE AT A COST.

         We have included an internet reference for this information. See page 12.

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

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
June 26, 2007
Page 3


7. PLEASE DESCRIBE THE BIOETHANOL INDUSTRY AND THE EXTENT OF COMMERCIALIZATION OF BIOETHANOL AT PRESENT.

         We have added a description of the bioethanol industry and the extent of the commercialization of bioethanol at the present. See pages 11-12.

EMERGING BIODIESEL INDUSTRY, PAGE 9
-----------------------------------

8. PLEASE EXPAND "EMERGING BIODIESEL INDUSTRY" TO ADDRESS ANY PRINCIPAL ADVANTAGES OF PETRODIESEL OVER BIODIESEL. FOR EXAMPLE, DOES IT COST MORE TO PRODUCE A GALLON OF BIODIESEL?

         We have added a description of the advantages of petrodiesel over biodiesel. See page 14.

VOLATILE MARGINS, PAGE 11
-------------------------

9. PLEASE FURNISH COPIES OF ANY CHARTS TO BE PRESENTED IN THE REGISTRATION STATEMENT. SEVERAL REFERENCES ARE NOTED THROUGHOUT THE REGISTRATION STATEMENT, E.G. "THE BIODIESEL PRODUCTION PROCESS", PAGE 15.

         All charts included in the amended Registration Statement are now included as Exhibit 99 thereto.

10. SINCE THE SOURCE REFERENCE INDICATED CANNOT BE FOUND, PLEASE PROVIDE A NEW INTERNET ADDRESS OR ANOTHER REFERENCE FOR THE SOURCE OF THE INFORMATION IN THE CHART ON PAGE 12.

         The web page was changed; the new reference has been included in the amended Registration Statement. See page 17.

11. IN THE DISCLOSURE INTRODUCING THE TABLE "HYPOTHETICAL BIODIESEL MARGIN PER GALLON" PLEASE EXPLAIN THE BASIS FOR THE ASSUMED SALES PRICES AND COSTS IN DETERMINING THESE MARGINS.

         The explanation has been included in the amended Registration Statement. See pages 19 and 20.

FUTURE STRATEGY OF THE ENLARGED GROUP, PAGE 18
----------------------------------------------

12. WE NOTE THAT FUTUREFUEL CHEMICAL INTENDS TO TAKE FULL ADVANTAGE OF PROMULGATED INCENTIVES AS IS DISCLOSED IN THE SECOND PARAGRAPH OF THIS SECTION. IN THIS REGARD, WE ALSO NOTE YOUR PARTNERING WITH VIRENT ENERGY SYSTEMS UNDER THE $2 MILLION AWARD FROM THE U.S. DEPARTMENT OF AGRICULTURE. PLEASE DISCLOSE MORE DETAILS OF THE IMPACT OF THIS PARTNERSHIP ON FUTUREFUEL, INCLUDING ANY MONETARY COSTS OR BENEFITS TO THE REGISTRANT, ALONG WITH OTHER PRINCIPAL TERMS UNDER THE GRANT PROJECT. PLEASE FILE ANY MATERIAL AGREEMENT AS AN EXHIBIT, OR EXPLAIN WHY THE AGREEMENT IS NOT REQUIRED TO BE FILED AS AN EXHIBIT.

         The partnering with Virent Energy Systems has been described in greater detail in the amended Registration Statement. See page 24. Under our agreement with Virent, we will make in-kind contributions aggregating $636,000 over two years and will receive back $200,000 of the grant. We do not believe this constitutes a material agreement for purposes of filing it as an exhibit to the Registration Statement.

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John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
June 26, 2007
Page 4


13. PLEASE EXPAND TO PROVIDE MORE DETAILS ON THE ACTIVITIES IN COLLABORATION WITH THE NATIONAL RENEWABLE ENERGY LABORATORY AND OTHER PRIVATE-SECTOR TECHNOLOGY PROVIDERS AND THE IMPACT ON FUTUREFUEL. IF MATERIAL, PLEASE DISCLOSE THE ANTICIPATED COST OF THESE ACTIVITIES IN YOUR MD&A DISCLOSURE.

         The Registration Statement has been revised to add more details, including the anticipated costs, regarding our collaboration with the National Renewable Energy Laboratory. See page 24.

FUTURE STRATEGY, PAGE 20
------------------------

14. WE NOTE IN THE LAST SENTENCE THAT ROUTINE PRODUCTION OF REFINED GLYCERIN IS EXPECTED UPON THE IDENTIFICATION OF COMMERCIALLY VIABLE OPPORTUNITIES. PLEASE DESCRIBE THE EFFORTS OF THE REGISTRANT IN THIS REGARD.

         We have added a description of FutureFuel Chemical Company's activities vis-a-vis the commercialization of glycerin. See page 26.

15. IF MATERIAL, PLEASE FILE AS AN EXHIBIT THE ARYSTA LIFESCIENCE NORTH AMERICA CORPORATION AGREEMENT FOR THE STAFF'S CONSIDERATION AND INCLUDE IN THE EXHIBIT INDEX.

         These were included as Exhibits 10.8 and 10.9 to the Registration Statement. Arysta LifeScience North America Corporation is a successor to Tomen Corporation.

BACKLOG, PAGE 22
----------------

16. PLEASE DISCLOSE THE BACKLOG INFORMATION REQUIRED BY ITEM 101 OF REGULATION S-K OR EXPLAIN WHY DISCLOSURE IS NOT REQUIRED.

         The majority of FutureFuel Chemical Company's revenues are derived under tolling arrangements with specific customers. These customers generally provide FutureFuel Chemical Company with forecasts of demand on a monthly or quarterly basis. However, these forecasts are intended to enable FutureFuel Chemical Company to optimize the efficiency of its production processes and are not characterized as firm sales orders. As such, FutureFuel Chemical Company does not monitor or report backlog. The Registration Statement has been revised to this effect.

RISK FACTORS, PAGE 29
---------------------

17. PLEASE ADD A RISK FACTOR DISCLOSING THE PERCENTAGE OF REVENUES DERIVED FROM TWO CUSTOMERS IN 2006 AND THAT THE CONTRACT WITH ONE SUCH CUSTOMER IS SET TO EXPIRE IN 2008 WITH NO ASSURANCE OF RENEWAL. IF YOU DON'T BELIEVE RISK FACTOR DISCLOSURE IS APPROPRIATE, PLEASE EXPLAIN.

         The requested risk factor has been added. See pages 35-36.

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

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
June 26, 2007
Page 5

SELECTED FINANCIAL DATA, PAGE 38
--------------------------------

18. IN ACCORDANCE WITH ITEM 301(a) OF REGULATION S-K, PLEASE REVISE TO INCLUDE DATA FOR EACH OF THE LAST FIVE FISCAL YEARS.

         We acknowledge the requirements of Item 301(a) of Regulation S-K and advise the Staff that the predecessor owner, Eastman Chemical Company, has not previously prepared and provided such financial information with respect to the Eastman SE, Inc. carve out financial statements. In this regard, we had previously indicated in the paragraph preceding the table "The three years of selected financial data represent the complete financial information prepared and provided by Eastman Chemical Company in conjunction with the carve out and sale of the Batesville plant to us." In advising the Staff of the lack of availability of such information, we also note that through this filing there are no securities being registered for offering as we are only registering a class of stock (FutureFuel Corp. common stock) under the Securities Exchange Act of 1934. Each of our current investors have exercised their right for the approval of the acquisition based on the historical financial information previously provided to them at the time. Accordingly, we respectfully request a waiver with respect to the presentation of the 2002 and 2003 periods in this filing.

FUTUREFUEL CHEMICAL COMPANY, PAGE 38
------------------------------------

19. IT APPEARS THAT THE LAST SENTENCE ON PAGE 38 AND THE FIRST SENTENCE ON PAGE 39 ARE INCOMPLETE. PLEASE ADVISE OR REVISE.

         Periods were erroneously omitted from these sentences when the document was prepared for filing via EDGAR. The periods have been included in this Amendment. See page 45.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS, PAGE 39
-------------------

20. PLEASE REVISE YOUR DISCLOSURES TO INCLUDE A CRITICAL ACCOUNTING ESTIMATE SECTION TO ADDRESS THE EXISTENCE OF HIGHLY MATERIAL ESTIMATES OR ASSUMPTIONS AND HOW THESE MATTERS MAY AFFECT THE FINANCIAL STATEMENTS. THIS SECTION SHOULD SUPPLEMENT AND NOT DUPLICATE YOUR POLICY DISCLOSURES IN YOUR FINANCIAL STATEMENTS. PLEASE REFER TO THE SEC'S INTERPRETATION: COMMISSION GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS [RELEASE NO. 33-8350,
         <http://www.sec.gov/rules/interp/33-8350.htm>] AS IT RELATES TO
         CRITICAL ACCOUNTING ESTIMATES.

         The requested critical accounting estimate section has been included. See pages 51-52.

21. PLEASE DESCRIBE IN MORE DETAIL THE INTERNAL CONTROL DEFICIENCY AS OF DECEMBER 31, 2006, QUANTIFY THE IMPACT ON THE FINANCIAL STATEMENTS AND DESCRIBE THE STEPS TAKEN TO ADDRESS THE DEFICIENCY.

         The internal control deficiencies as of December 31, 2006 have been described in greater detail. See page 52.

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John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
June 26, 2007
Page 6

22. THE DISCLOSURE IN THE FIRST PARAGRAPH UNDER "LIQUIDITY AND CAPITAL RESOURCES" APPEARS TO REFLECT THE FINANCIAL STATEMENTS OF FUTUREFUEL CORP. ON A CONSOLIDATED BASIS RATHER THAN FUTUREFUEL CHEMICAL CO. AS PRESENTLY DISCLOSED. PLEASE REVISE AS APPROPRIATE.

         The disclosure includes FutureFuel Chemical Company's financial information for all of 2004, 2005 and 2006 and FutureFuel Corp.'s financial information for the two months ending December 31, 2006. An appropriate footnote has been added. See page 53.

23. IF CORRECT, PLEASE CLARIFY THE SECOND PARAGRAPH UNDER "LIQUIDITY AND CAPITAL RESOURCES" TO INDICATE THAT IT REFLECTS VICEROY ACQUISITION CORP. BEFORE THE ACQUISITION OF FUTUREFUEL CHEMICAL CO. PLEASE EXPLAIN WHY THE PROCEEDS FROM THE JULY 2006 OFFERING DO NOT APPEAR ON THE TABLE IN THIS PARAGRAPH. FURTHER, PLEASE QUANTIFY AND EXPLAIN THE PRINCIPAL USES OF THOSE PROCEEDS. IF PART OF THESE PROCEEDS APPEARS IN THE FIRST PARAGRAPH, PLEASE QUANTIFY AND EXPLAIN.

         The second paragraph has been revised to clarify that the amounts include Viceroy Acquisition Corporation's financial information before the acquisition of FutureFuel Chemical Company. The proceeds from the July 2006 offering do appear on the table in this paragraph, and the paragraph has been revised to reflect this. See pages 54-56.

24. PLEASE CLARIFY THE SENSITIVITY TABLE TO INDICATE THE NATURE OF THE "CHANGE IN GROSS PROFIT" AND WHETHER THE AMOUNTS LISTED ARE DOLLAR AMOUNTS. ALSO, PLEASE CLARIFY "PERCENTAGE CHANGE IN GROSS PROFIT" TO INDICATE WHETHER THESE ARE INCREASES OR DECREASES.

         The requested changes have been made. See page 59.

RESULTS OF OPERATIONS, PAGE 40
------------------------------

25. WE NOTE CORPORATE EXPENSES WERE PRIMARILY ALLOCATED ON A PERCENTAGE OF REVENUE BASIS. WE ALSO NOTE THAT THE CORPORATE EXPENSE ALLOCATION DECREASED BETWEEN EACH PERIOD PRESENTED, WHILE YOUR REVENUE DECREASED BETWEEN FISCAL 2004 AND 2005, BUT INCREASED BETWEEN FISCAL 2005 AND 2006. PLEASE REVISE YOUR DISCUSSION TO CLARIFY THE PERCENTAGE OF YOUR CORPORATE EXPENSE ALLOCATION FOR EACH PERIOD AND DISCUSS ITS CORRELATION WITH YOUR CHANGES IN REVENUES. ALSO, CLARIFY HOW YOUR CORPORATE EXPENSES POST-TRANSACTION WILL RELATE TO THOSE ALLOCATED BY YOUR PREVIOUS PARENT COMPANY.

         The requested changes have been made. See pages 48-49.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 43
----------------------------------------

26. PLEASE REVISE YOUR DISCLOSURES TO INCLUDE AN ANALYSIS OF THE COMPONENTS OF THE STATEMENTS OF CASH FLOWS (I.E., OPERATING, INVESTING, AND FINANCING ACTIVITIES) THAT EXPLAINS THE SIGNIFICANT YEAR-TO-YEAR VARIATIONS IN THE LINE ITEMS (E.G. PROVIDE AN EXPLANATION OF THE SIGNIFICANT CHANGES IN ACCOUNTS SUCH AS ACCOUNTS RECEIVABLE, INVENTORY, ACCRUED EXPENSE AND OTHER CURRENT LIABILITIES). YOUR ANALYSIS OF CASH FLOWS SHOULD NOT MERELY DIRECT THE FINANCIAL STATEMENT USER TO THE INFORMATION PRESENTED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS. PLEASE REFER TO THE SEC'S
         INTERPRETATION: COMMISSION GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS [RELEASE NO. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] AS IT RELATES TO LIQUIDITY AND CAPITAL RESOURCES.

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John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
June 26, 2007
Page 7

         The disclosures have been revised as requested. See pages 53-56.

CONTRACTUAL OBLIGATIONS, PAGE 45
--------------------------------

27. IN ORDER TO PROVIDE CLARITY, PLEASE REVISE TO INCLUDE A FOOTNOTE TO YOUR TABLE DESCRIBING YOUR PURCHASE OBLIGATIONS (E.G. $X IN PURCHASE CONTRACTS FOR Y).

         The requested footnote has been added. See page 57.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 48
-----------------------------------------------------------------------

28. PLEASE NAME THE INDIVIDUALS WHO ARE THE BENEFICIAL OWNERS OF THE SHARES HELD OF RECORD BY THE ENTITIES LISTED IN THE TABLE.

         The names of beneficial owners have been added to the extent that we have knowledge of such beneficial owners. We have no knowledge as to whether there are individual beneficial owners with respect to the securities reported as beneficially owned by SOF Investments, L.P. and N.C.B. Trust Limited. See page 60.

DIRECTORS AND EXECUTIVE OFFICERS, PAGE 50
-----------------------------------------

BUSINESS EXPERIENCE, PAGE 50
----------------------------

29. MR. LEVY IS STATED AS HAVING BEEN A DIRECTOR OF TRAFFIX, INC. SINCE NOVEMBER 1995. HOWEVER, OUR RECORDS FAIL TO DISCLOSE MR. LEVY IN THIS CAPACITY. PLEASE REVISE OR ADVISE.

         Mr. Levy chose not to stand for reelection in 2006. The Registration Statement has been amended to reflect that he ceased being a director of Traffix, Inc. in 2006. See page 63.

30. PLEASE IDENTIFY THE PERSON SERVING AS PRINCIPAL FINANCIAL OFFICER OF THE REGISTRANT BEFORE AND AFTER THE ACQUISITION.

         Mr. Lee E. Mikles has been identified as our principal financial officer before and after the acquisition of Eastman SE, Inc. (now known as FutureFuel Chemical Company). See page 63.

EXECUTIVE COMPENSATION, PAGE 53
-------------------------------

31. AS VIRTUALLY ALL OF YOUR BUSINESS OPERATIONS ARE CONDUCTED AT THE SUBSIDIARY LEVEL, IT APPEARS THAT MESSRS. POWELL, BAKER, LADD AND HESS MAY BE EXECUTIVE OFFICERS OF THE REGISTRANT. SEE INSTRUCTION 2 TO ITEM 402(a)(3) OF REGULATION S-K. PLEASE REVISE YOUR PRESENT DISCLOSURES THAT NO COMPENSATION HAS BEEN PAID TO ANY OF YOUR EXECUTIVE OFFICERS OR DIRECTORS, OR ADVISE. FURTHER, AS APPROPRIATE, PLEASE PROVIDE ALL ITEM 402 INFORMATION AS REQUIRED, INCLUDING THE CD&A DISCLOSURE UNDER ITEM 402(b).

         We have revised the discussion of executive compensation to clarify the compensation paid to executive officers. See pages 65-66.

32. PLEASE REVISE THE TABLE TO INCLUDE COMPENSATION PAID TO THE NAMED PERSONS BY EASTMAN CHEMICAL COMPANY FOR 2006 BEFORE THE COMBINATION.

         The table has been revised as requested. See page 68.

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

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
June 26, 2007
Page 8

TIME SHARING AGREEMENT, PAGE 59
-------------------------------

33. PLEASE RECONFIRM THE EFFECTIVE DATE OF THE TIME SHARING AGREEMENT OF 4/18/08 IN THE FIRST SENTENCE.

         The Registration Statement contained a typographical error and the correct date was April 18, 2007. This has been corrected in the Amendment. See page 71.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES, PAGE 64
---------------------------------------------------------

34. WE NOTE THE DISCLOSURE THAT THE UNDERWRITERS "SOLD 16,875,000 UNITS TO THE PUBLIC". PLEASE EXPLAIN THE BASIS FOR SUCH SALES UNDER THE FEDERAL SECURITIES LAWS.

         The disclosure that the underwriters "sold 16,875,000 units to the public" was intended only to convey that 16,875,000 units were sold to third-party investors to whom sales were not otherwise designated by Mr. Novelly. We have revised the disclosures under Item 10 of Form 10 to clarify this point. See page 76.

35.      PLEASE DISCLOSE THE EXEMPTION FOR THE SALES TO QUALIFIED
         INSTITUTIONAL BUYERS AND ACCREDITED INVESTORS AND THE FACTS SUPPORTING THE AVAILABILITY OF THE EXEMPTION.

         The basis for such exemptions have been included in this Amendment. See pages 76-80.

FUTUREFUEL FINANCIAL STATEMENTS
-------------------------------

GENERAL
-------

36. PLEASE REVISE TO PROMINENTLY DISCLOSE RELATED PARTY TRANSACTIONS ON THE FACE OF EACH OF YOUR FINANCIAL STATEMENTS IN ACCORDANCE WITH
         ARTICLE 4-08(K) OF REGULATION S-X.

         Related party transactions have been added to the face of each of the financial statements as requested. See pages 90-92.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------

GENERAL
-------

37. WE REVIEWED YOUR INVESTOR RIGHTS AGREEMENT FILED EXHIBIT 4.4. PLEASE REVISE TO DISCLOSE YOUR EXCHANGE ACT REGISTRATION COMMITMENTS UNDER THIS AGREEMENT. SPECIFICALLY, DISCLOSE THE TIMELINES FOR FILING A REGISTRATION STATEMENT, HAVING IT DECLARED EFFECTIVE AND ANY LIQUIDATED DAMAGES RELATED TO THIS AGREEMENT (E.G. SECTION 4). FOR GUIDANCE, SEE FSP EITF 00-19-2.

         The requested revisions have been added. See page 103.

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION
-------------------------------------------------------

ACQUISITION ACCOUNTING, PAGE 78
-------------------------------

38. WE NOTE YOU ACQUIRED FUTUREFUEL CHEMICAL COMPANY (F/K/A EASTMAN SE) FOR CASH CONSIDERATION OF $71.2 MILLION (EXCLUSIVE OF EARN-OUT PROVISIONS) AND ACCOUNTED FOR THE

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John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
June 26, 2007
Page 9

         TRANSACTION AS A REVERSE ACQUISITION. CONSIDER THE DISCLOSED FACTS AND CIRCUMSTANCES OF THE TRANSACTION, IT APPEARS IT SHOULD HAVE BEEN ACCOUNTED FOR AS A PURCHASE IN ACCORDANCE WITH SFAS 141. TELL US HOW YOU DETERMINED THE ACCOUNTING TREATMENT OF THIS TRANSACTION, SPECIFICALLY YOUR CONSIDERATION OF PARAGRAPH 16 OF SFAS 141. IF YOU CONCLUDE PURCHASE ACCOUNTING IS APPROPRIATE, PLEASE REVISE YOUR FILING TO INCLUDE (i) A BALANCE SHEET FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006 AND 2005, (ii) AUDITED AND LABELED PREDECESSOR
                                          -------
         FINANCIAL STATEMENTS OF FUTUREFUEL COMPANY FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 AS WELL AS THE PRE-ACQUISITION INTERIM PERIOD FROM JANUARY 1, 2006 TO OCTOBER 31, 2006 AND (iii) AN INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2006 THAT INCLUDES FUTUREFUEL COMPANY'S OPERATIONS FROM NOVEMBER 1, 2006 THROUGH DECEMBER 31, 2006. IN THIS CONNECTION, PLEASE NOTE THAT YOUR POST-TRANSACTION FILINGS MUST INCLUDE THE HISTORICAL PRE-MERGER FINANCIAL STATEMENTS OF THE OPERATING COMPANY UNTIL THE COMBINED COMPANY HAS THREE YEARS OF POST-TRANSACTION OPERATIONS.

         In assessing the accounting acquirer in connection with the acquisition of FutureFuel Chemical Company (f/k/a as Eastman SE, Inc.) by FutureFuel Corp. (f/k/a as Viceroy Acquisition Corporation), FutureFuel Corp., the legal acquirer, was at the time of the acquisition a non-operating public shell company with no pre-combination operating activities. This is consistent with the communications from the SEC Staff in the letter dated October 20, 2006 which indicated "Viceroy has no operations of its own" and that "Eastman SE, Inc., and its predecessor, the Batesville Plant, would meet the definition of a predecessor entity for Viceroy under Item 405 of Regulation C." In addition, in follow-up discussions held with the Staff to clarify the communications within such letter, we were advised that Viceroy should be considered a Shell Company for purposes of the acquisition. Based on these considerations, the continuing involvement of the operating management of FutureFuel Chemical (the predecessor operating company) in the ongoing operations of the combined enterprise, and the consideration that the majority of the shareholders of FutureFuel Corp. are passive investors, we determined FutureFuel Chemical to be the accounting acquirer for purposes of the combination and that the combination should be accounted for as a reverse acquisition.

39. IN CONJUNCTION WITH THE COMMENT ABOVE, PLEASE REVISE THE FILE PRO-FORMA INCOME STATEMENTS FOR THE PERIODS REQUIRED BY ARTICLE 11 OF REGULATION S-X OR TELL US WHY YOU BELIEVE INCLUSION OF SUCH INFORMATION WILL NOT BE MEANINGFUL TO A POTENTIAL INVESTOR.

         As noted above, based on the assessment made related to FutureFuel Chemical as the accounting acquirer and the lack of operating activity on the part of FutureFuel Corp., we do not believe pro forma income statements are required.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

ACCOUNTS RECEIVABLE, ALLOWANCE FOR DOUBTFUL ACCOUNTS AND CREDIT RISK, PAGE 79
-----------------------------------------------------------------------------

40. WE NOTE YOUR ACCOUNTS RECEIVABLE HAS BEEN REDUCED BY AN ALLOWANCE FOR AMOUNTS THAT MAY BE UNCOLLECTIBLE. IN ACCORDANCE WITH ARTICLE 5-02(4) OF REGULATION S-X, PLEASE REVISE TO DISCLOSE OF THE AMOUNT OF THE ALLOWANCE FOR EACH PERIOD PRESENTED. IN ADDITION, PLEASE REVISE.

         The amount of the allowance has been disclosed, and the requested change to the "Accounts Receivable" caption has been made. See page 95.

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
June 26, 2007
Page 10

INVENTORY, PAGE 80
------------------

41. WE NOTE YOU CURRENTLY ACCOUNT FOR YOUR INVENTORY BASED ON THE LAST-IN, FIRST-OUT METHOD (LIFO). IN YOUR LETTER DATED OCTOBER 16, 2006 TO THE DIVISION OF CORPORATION FINANCE'S CHIEF ACCOUNTANT, YOU PROVIDED EASTMAN SE'S SPECIAL PURPOSE FINANCIAL STATEMENTS IN WHICH YOU ACCOUNTED FOR INVENTORY AT AVERAGE COST WHICH APPROXIMATED THE FIRST-IN, FIRST-OUT METHOD (FIFO). THIS APPEARS TO BE A CHANGE IN ACCOUNTING PRINCIPLE BETWEEN THE TWO PRESENTATIONS. PLEASE REVISE YOUR FINANCIAL STATEMENTS TO INCLUDE DISCLOSURES REQUIRED BY SFAS 154 OR TELL US WHY SUCH DISCLOSURES ARE NOT REQUIRED.

         It has been the policy of Eastman Chemical Company to value its inventory based on the last-in, first-out ("LIFO") method for each of the years in which financial information for Eastman SE, Inc., now known as FutureFuel Chemical Company, has been provided. The accounting entries and records related to this method have been maintained by Eastman Chemical Company on a consolidated basis and, historically, were not allocated to its subsidiary Eastman SE, Inc. In the preparation of the financial statements associated with the filing for AIM purposes, no allocations from corporate were made in accordance with SAB Topic 1B.

         As disclosed in the Form 10, the business and assets included in Eastman SE, Inc. upon the closing of the acquisition were accounted for by Eastman Chemical Company as a segment of Eastman Chemical Company's various businesses. Although Eastman SE, Inc. was incorporated on September 1, 2005, Eastman Chemical Company did not begin transferring assets into Eastman SE, Inc. until January 1, 2006, with the real estate being transferred on February 1 and March 1, 2006. Historically, Eastman Chemical Company did not treat Eastman SE, Inc. as a separate reporting entity and never prepared separate, comprehensive financial statements, those being a traditional balance sheet, income statement and statement of cash flows, for Eastman SE, Inc. Corporate overhead charges and other accounting matters dealt with by Eastman Chemical Company on a consolidated level, such as LIFO, were historically not allocated to Eastman SE, Inc. At the time at which the special purpose financial statements, specifically the statements of assets acquired and liabilities assumed along with the related statements of direct revenues and direct expenses, were created, Eastman Chemical Company informed us they did not believe that such allocations could be made on a timely and reasonable basis in consideration of our acquisition timeline. As a result, Eastman Chemical Company was only able to prepare for Viceroy Acquisition Corporation the special purpose financial statements, which utilized a weighted average costing method for inventory, which were deemed sufficient for purposes of the filing of the Proxy Statement with the AIM.

         Under a more extended timeframe to prepare and file our Form 10, Eastman Chemical Company was able to create reasonable methods for making the allocations necessary to prepare traditional, comprehensive financial statements for Eastman SE, Inc., including the allocation of LIFO adjustments to Eastman SE, Inc. In the development of the financial statements for the purposes of the Form 10 and consistent with the communication from the Staff in the letter dated October 20, 2006, comprehensive allocations were made in accordance with SAB Topic 1B, including the allocation of the LIFO adjustments. As such, we do not believe there has been a change in accounting policy and do not believe that the disclosures presented in SFAS 154 are required in our case.

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
June 26, 2007
Page 11

NOTE 3 - INVENTORIES, PAGE 83
-----------------------------

42. IN ACCORDANCE WITH ARTICLE 5-02(6) OF REGULATION S-X, PLEASE REVISE TO DISCLOSE THE CARRYING VALUE OF WORK IN PROCESS INVENTORY.

         The carrying value of the work in process inventory has been disclosed. See page 99.

ITEM 14 - CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS, PAGE 104
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43.      PLEASE AMEND TO FILE A LETTER FROM ROTHSTEIN, KASS & COMPANY, P.C.,
         AS AN EXHIBIT 16 IN ACCORDANCE WITH ITEM 304(a)(3) OF REGULATION S-K. THIS LETTER SHOULD REFLECT THEIR AGREEMENT OR DISAGREEMENT WITH YOUR DISCLOSURES IN THIS SECTION OF YOUR FILING.

         The requested Exhibit 16 has been filed. This letter reflects Rothstein, Kass & Company, P.C.'s agreement with our disclosures in this section of the Registration Statement.

                               *     *     *

         The Company hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We would appreciate any further comments you may have at your earliest convenience. As described in the Investor Rights Agreement included as Exhibit 4 to the Registration Statement, the Company has agreed to use commercially reasonable efforts to cause the this Registration Statement to become effective under the Securities Exchange Act of 1934 no later than July 31, 2007, which is 270 days after the date of completion of its acquisition of FutureFuel Chemical Company. (If the Registration Statement is not declared effective on or prior to this date, the Company will be obligated to pay liquidated damages to each holder of its common stock issued in connection with its July 2006 offering. The liquidated damages will be paid in the form of a dividend of the Company's common stock in an amount equal to 0.5% of the number of each holder's common shares in the Company. The dividend is payable monthly for up to a maximum of 12 months.) We respectfully request the Staff's assistance in achieving this deadline.

         Please direct any inquiries to the undersigned at 314-854-8520.

                                                 Sincerely,

                                                 /s/ Douglas D. Hommert
                                                 Douglas D. Hommert
                                                 Executive Vice President and
                                                 General Counsel